Exhibit 14.1

KAISER GROUP HOLDINGS, INC.

CORPORATE CODE OF CONDUCT

ADOPTED December 10, 2003

KAISER GROUP HOLDINGS, INC.

CORPORATE CODE OF CONDUCT

Table of Contents

I.	Offering Business Courtesies
	A.	U.S. Government Customers
	B.	Foreign Government Customers
	C.	Other Customers
II.	Accepting Business Courtesies from Vendors and Suppliers
III.	Trade Secrets and Confidential Information
	A.	Safeguarding Company Information
	B.	Respecting the Information of Others
	C.	Intellectual Property
IV.	Preparation and Submission of Proposals
V.	Employment of U.S. Government Personnel
VI.	Equal Opportunity Employment and Sexual Harassment
VII.	Quality Assurance
VIII.	Labor and Materials Charging
IX.	Unallowable Costs
X.	Reimbursement of Employee Expenses
XI.	Consultants
XII.	Preservation of Company Assets and Cost Consciousness
XIII.	Compliance with Antitrust Laws
XIV.	Environmental Laws and Regulations
XV.	Personal Conflicts of Interest
XVI.	Political Contributions and Activities
XVII.	Doing Business Overseas
	A.	Foreign Corrupt Practices Act Compliance
	B.	Export Control
	C.	U.S. Antiboycott Laws
XVIII.	Government Audits and Investigations

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XIX.	Document Retention and Record Management
XX.	Securities Law Compliance
XXI.	Recording Transactions
XXII.	Kaiser Group Holdings, Inc.’s Ethics Program and Code
	A.	Training
	B.	Reporting
	C.	Discipline
	D.	A Personal Commitment
XXIII.	Amendment, Modification, Waiver and Provisions of the Code

KAISER GROUP HOLDINGS, INC.

CORPORATE CODE OF CONDUCT

POLICY ON STANDARDS OF BUSINESS ETHICS

We expect all employees, officers and directors of Kaiser Group Holdings, Inc. (“Kaiser” or the “Company”) to act ethically in all of their business dealings on behalf of the Company.  We want you to do the right thing — every time.  We never want you to “cut corners,” put the “bottom line” above good values, or place personal or Company-perceived interests above ethical behavior.

The standards of this Corporate Code of Conduct (“Code”) apply to all of us, meaning every full and part-time employee of the Company and its subsidiaries, all members of the Company’s senior management, including the Company’s Chief Executive Officer and Chief Financial Officer, all officers of the Company, and all members of the Company’s Board of Directors, even if such officer or director is not employed by the Company.  This Code is intended as a concise statement of the standards of ethics required of all employees, officers and directors.  It reflects the business culture we intend to maintain at the Company.

As an employee, officer or director of Kaiser, you are expected to observe the strictest of ethical standards.  The ethical standards outlined in this Code will be familiar because they reflect the fundamental values of fairness and integrity that are a part of our daily lives.  As a member of Kaiser’s team, you are expected to adhere to these values and conduct activities free from even the appearance of impropriety.  Your close adherence to this Code will help maintain the Company’s reputation for integrity and fair dealing.

In addition, there are laws and regulations that apply to the Company at times when it is a contractor with the U.S. Government and operates overseas.  It is very important that we at Kaiser make it our business to know and comply with these special rules as applicable.  At times when we are a contractor with the U.S. Government (other than indirectly through Kaiser-Hill Company, LLC) we may establish an Ethics Program that includes an Ethics Committee and a Corporate Ethics Officer, who will be available to answer questions regarding proper conduct under this Code.

Even when there isn’t a specific rule, regulation, or law, you can never be wrong when you do the right thing.  Ask questions if you’re not sure.  If you are ever in doubt as to whether a certain action is permitted by this Code, please ask your supervisor, the Chief Executive Officer or counsel.  All concerns or possible violations of this Code shall be promptly reported to James J. Maiwurm, Squire, Sanders & Dempsey L.L.P. at 703-720-7890 (feel free to call collect), or jmaiwurm@ssd.com.  Mr. Maiwurm is a director of, and counsel to, the Company.  Where possible, it will be the policy of Kaiser to maintain the confidentiality of any employees, officers or directors who report violations of this Code.  Of course, reports can always be made anonymously.  Any violation of the rules and policies of conduct set forth in this Code will result in corrective action up to and including termination of employment or legal action.

Remember, it is the personal responsibility of everyone at Kaiser to protect one of the Company’s most valuable assets — its integrity.

I.              Offering Business Courtesies

It is the policy of Kaiser to treat its customers and others in a fair manner and in accordance with applicable laws and regulations.  We believe that business should be won or lost based on the merits of our services and the record of our performance, not on any unfair or illegal advantage.  Therefore, you must not use gifts, entertainment, favors, hospitality, or other business courtesies to influence customers or their employees:  there must be no giving of business courtesies in order to obtain business or any other thing of value in exchange.

At the same time, it is recognized that modest business courtesies are at times appropriate in the commercial (but not the U.S. Government) marketplace.  In addition, still different rules may apply where Kaiser is dealing with foreign governments and otherwise doing business overseas.  Business courtesies should never be extended under circumstances that might create even the appearance of impropriety or cause embarrassment to the Company.

A.            U.S. Government Customers

Employees, officers and directors of the Company are absolutely forbidden from giving anything of value to any U.S. Government employee.  Most federal, state, and local Government employees and officials are permitted to accept items of nominal value such as modest meals, transportation, or advertising or promotional items from a contractor that does business with the Government.  However, these rules vary widely, and the great embarrassment that a violation (however “innocent” or unwitting) could cause the Company makes it important that you do not provide any business courtesies to Government employees.  There are no exceptions to this rule.

B.            Foreign Government Customers

In the event that any of Kaiser’s business is conducted overseas, we will require compliance with the special rules that apply in such circumstances.  For example, laws in foreign countries governing the acceptance by foreign government officials of business courtesies may be different – and in fact more lenient – than those of the U.S. Government.  Even so, the U.S. Foreign Corrupt Practices Act (FCPA) (see Section XVII on Doing Business Overseas below), makes it illegal for a U.S. company to corruptly offer or give directly or indirectly to a foreign government official anything of value in return for influencing that official’s decision, action, or omission to assist the U.S. company in obtaining or retaining business or securing an improper advantage.  Kaiser is committed to ensuring compliance with the FCPA.  Before offering a business courtesy to a foreign government employee, official, or representative, you should seek guidance from the Chief Executive Officer or counsel.

C.            Other Customers

We want to be scrupulous in our dealings with all of our customers, even those who are not Government employees.  We should never offer or provide anything to customers if the purpose could even remotely be associated with improperly obtaining favorable treatment for the Company.  Therefore, business courtesies may be extended only if (1) offering the courtesy does not violate any law, regulation, or policy of the recipient or his or her employer; (2) the business courtesy is of a modest and reasonable value (i.e., no more than $25); and (3) the cost of the business courtesy is approved and properly reflected on Company books and records and complies with applicable Company reimbursement policies.

To guard against even the appearance of impropriety or improper motive, and recognizing that it is often acceptable business practice to exchange modest business courtesies, employees, officers or directors shall not offer or give anything of value in excess of $25 to a commercial customer. There are no exceptions to these rules.

II.            Accepting Business Courtesies from Vendors and Suppliers

It is our policy to treat all of our suppliers, vendors, and other business associates consistently and impartially and to purchase goods and services solely on the basis of quality, service, and price.  Employees, officers or directors who have responsibilities relating to entities and persons with whom the Company maintains business relationships must be sensitive to situations where accepting business courtesies or gifts, such as meals or tickets to sporting events, might create the appearance of favoritism in the allocation of Company business.

Kickbacks are illegal — and wrong.  Employees, officers or directors may not use their position to derive a personal benefit from a former, current, or prospective supplier or vendor.  Such conduct may also be illegal.  Under the U.S. Anti-Kickback Act applicable to U.S. Government prime contracts and subcontracts, for example, kickbacks are defined as:

any money, fee, commission, credit, gift, business courtesy, thing of value, or compensation of any kind which is provided, directly or indirectly, to any prime or subcontractor, or prime or subcontractor employee, for the purpose of improperly obtaining or rewarding favorable treatment in connection with a prime or subcontract.

The term “subcontractor” can include any vendor or supplier to the Company that supports a federal contract — there is no distinction between those terms.

Company personnel who have direct or indirect responsibilities for dealing with suppliers, vendors, and subcontractors, including purchasing, vendor quality inspection, and engineering source selection and technical personnel, shall not accept anything of value from a supplier, vendor, or subcontractor except nominally valued items such as pens, cups, and calendars.  Working meals, usually lunches during business hours, that are both reasonable in value (i.e., no more than $25) and infrequent also may be accepted.

III.           Trade Secrets and Confidential Information

A.            Safeguarding Company Information

Within the Company, information often flows quite freely.  As a result, you may have access to information that the Company regards as confidential or proprietary (i.e., information that the Company does not disseminate publicly or to its competitors).  Such information includes, among other things, the following: internal telephone lists and directories, engineering data, financial data, sales figures, customer lists, potential customer lists, contemplated or planned new products or services, capital investment plans, documents written by Company attorneys or by attorneys retained by the Company, and any other information or data not publicly available.  If you have any doubt whether a given document or piece of information is confidential or proprietary, you should ask your supervisor, the Chief Executive Officer or counsel.

Because the unauthorized release of confidential or proprietary data could harm the Company, the following rules apply:  (1) no employee, officer or director may use, either for his or her own personal benefit or the benefit of others, any such data; (2) no employee, officer or director should disclose such data to any other employee except on a “need to know” basis; and (3) no employee, officer or director should disclose such data to anyone outside the Company, unless specifically authorized to do so by someone empowered to make such an authorization.

B.            Respecting the Information of Others

If we expect others to compete fairly and within the rules, we must do so as well.  Therefore, just as we do not want our confidential and proprietary information to be revealed to our competitors, we cannot and will not improperly obtain a competitor’s protected information.  We have a duty to respect the confidentiality of others’ information.  Employees, officers or directors may not acquire confidential or proprietary information (including technology) about other companies through improper means, such as deceit, misrepresentation, or receipt of information obtained from a third party or a present or former employee not authorized to disclose protected information.  Improper acquisition of such information is not only unethical and wrong, it also may be unlawful under federal and state law.

In addition, in the U.S. Government procurement arena, it is unlawful for employees to obtain U.S. Government source selection sensitive, or security-classified documents or information, to which the Company has not been granted access.  If you are not sure whether a particular document or piece of information is source selection sensitive or security-classified, you should ask your supervisor, the Chief Executive Officer or counsel.

C.            Intellectual Property

It is Company policy to protect the Company’s intellectual property rights (i.e., trade secrets, inventions, patents, trademarks and copyrights) zealously.  Each employee, officer and director has a duty to protect the intellectual property of the Company.  In the patent context, for example, that means guarding patented ideas or processes from unauthorized access.  Kaiser also respects the intellectual property of others.  Employees, officers or directors may not misappropriate patents or misuse trademarks of others.  In the area of copyright, this means that you may not make unauthorized copies of any copyrighted materials, including software, documentation, and publications of various kinds.  Kaiser respects and adheres to the limitations specified in its licensing agreements with software suppliers, and expects you to do so as well.  If you find that your work requires you to copy software or other copyrighted materials, first ask your supervisor, the Chief Executive Officer or counsel whether to do so would be within the Company’s licensing rights.

IV.           Preparation and Submission of Proposals

All of the proposals that Kaiser furnishes to the U.S. Government and its prime contractor customers contain important certifications and representations.  For example, some of the Company’s proposals for contracts and contract changes or modifications require the submission and certification of cost or pricing data, or information relating to the Company’s prior sales to other customers.  These certifications and representations impose significantly different and stricter disclosure and other legal obligations than we face in the private sector.  Where the law requires disclosure, all employees, officers or directors who are involved in the preparation of a proposal to the U.S. Government or a prime contractor must ensure that all data is current, accurate, and complete as of the date of agreement on contract price.

It is the responsibility of all employees, officers or directors who prepare, sign, or in any way support the Company’s certifications and representations that these important documents be prepared carefully and accurately.  We want to do what’s right.

V.            Employment of U.S. Government Personnel

There are very strict laws and regulations that govern both the recruiting and hiring of current and former U.S. Government personnel, including military and civil service employees.  These rules are very complex, and apply not only to personnel whom Kaiser hires as employees, but also to individuals the Company retains as consultants.  We do not want to violate these rules.

It is therefore necessary that, prior to holding employment discussions with, or actually hiring, a current or former U.S. Government employee (or prior to negotiations leading to retention of the individual as a consultant), such contacts and offers of employment be reviewed and approved by the Chief Executive Officer or counsel.  Once a U.S. Government employee is cleared to hold employment or consultant discussions or accept employment or retention with the Company, it is the responsibility of that individual and the supervisor to ensure that no subsequent job or work assignments are made that would violate conflict of interest laws.

Violations can occur inadvertently if we are uninformed about the particular prohibitions that apply to our employees, consultants, and potential hires.

VI.           Equal Opportunity Employment and Sexual Harassment

Kaiser is an equal opportunity employer and does not discriminate on the basis of race, color, religion, sex, age, national origin, sexual preference, disability, veteran status, or any other factors prohibited by law.  The policy applies not only to recruiting and hiring but to all personnel actions, including training, retention, and promotion of existing employees.

In keeping with this policy, the Company will not tolerate sexual harassment by any of its employees.  Sexual harassment includes unwelcome sexual advances, requests for sexual favors, and other verbal or physical contact of a sexual nature when (1) submission to such conduct is made either explicitly or implicitly a term or condition of an individual’s employment; (2) submission to or rejection of such conduct by an individual is used as a basis for employment decisions affecting such individual; or (3) such conduct has the purpose or effect of unreasonably interfering with an individual’s work performance or creating an intimidating, hostile, or offensive work environment.

Sexual harassment may involve co-employees, subordinates, supervisors and even non-employees who are on Company property to conduct business.  Any employee or applicant who feels he or she has been discriminated against or sexually harassed should report that incident to his or her supervisor, the Chief Executive Officer or counsel, without fear of reprisal.  Confidentiality will be maintained to the extent practicable.  Appropriate disciplinary action will be taken for violations of this policy.

VII.         Quality Assurance

Quantity, quality, material, testing, and inspection requirements in contracts and subcontracts must always be strictly observed.  It is wrong (and may be against the law) to substitute materials or components covered by purchase orders, drawings, or specifications without the written approval of the customer, to fail to conduct required testing or inspection, or to manipulate or alter test procedures or data.  Therefore, it is very important that you observe testing and inspection requirements scrupulously.  Such requirements may not be changed in any way except with the formal approval of our customers.  It is also critical that our vendors and suppliers likewise be required to meet all quantity, quality, material, testing, and inspection requirements set forth in the Company’s orders.

VIII.        Labor and Materials Charging

Labor and materials costs must always be charged accurately and to the appropriate account, regardless of the financial status of the program, project, or contract, or the budget status of a particular account.  It is wrong to do otherwise.  The “bottom line” never justifies compromising our legal obligations or our values.

Labor timesheets and all other business records must be complete and accurate.  Falsification of timesheets or other records will not be tolerated.  It is important to maintain a paper trail of our transactions so that we can explain why we took certain actions.  Correction of timesheets or other records can only be accomplished in accordance with our approved procedures and must be supported by appropriate documentation and approvals.

IX.           Unallowable Costs

Many costs are “unallowable” for reimbursement from the U.S. Government or other entities.  Determining which costs are allowable or unallowable is a very complicated and subtle endeavor, undertaken by accountants and lawyers.  If you are unsure whether a particular cost is allowable, ask your supervisor for direction.  Our U.S. Government customers rely on us to identify and exclude unallowable costs from proposals or requests for reimbursement.  We have given them our word that we will do so.  Failure to do so, even if unintentional or inadvertent, could lead to significant civil and criminal liability, both for the Company and the individuals involved.

X.            Reimbursement of Employee Expenses

Company policies provide for reimbursement of reasonable expenses incurred by employees who travel on business or to Company-sponsored events.  Economies of travel should be practiced at all times in the selection of air carriers, vehicle rentals, accommodations, and expenditures for meals.

XI.           Consultants

The Company uses the services of consultants only when it is not cost efficient for employees to perform the required services or where the nature of the services requires a person not otherwise available within the Company.  Consultants, agents, or other representatives under contract shall be required to comply with this Code in the same manner and to the same standards as employees.

XII.         Preservation of Company Assets and Cost Consciousness

Every employee, officer and director is charged with the duty to preserve the Company’s assets, and the property, plans, tooling, and equipment that have been furnished by our customers and suppliers.  Treat these things as you would your own property.

Kaiser is, and must continue to be, cost-conscious.  We should never be accused of wasting our customers’ or our Company’s resources.  Materials and services for the conduct of business must be acquired in accordance with the most rigorous procurement standards, obtaining items of appropriate quality at the best possible price.

XIII.        Compliance with Antitrust Laws

The antitrust laws of the United States prohibit agreements or actions “in restraint of trade” — restrictive practices that may reduce competition without providing beneficial effects to consumers.  Among those agreements and activities found to be clear violations are agreements or understandings among competitors to fix or control prices; to boycott specified suppliers or customers; to allocate products, territories, or markets; or to limit the production or sale of products or product lines.  Such agreements are against public policy and against the policy of

Kaiser.  Employees, officers or directors should never engage in discussions of such matters with representatives of other companies.  Employees, officers or directors should report to the Chief Executive Officer or counsel any instance in which such discussions are initiated by other companies.

Antitrust laws also apply to international operations and transactions related to imports to, or exports from, the United States.  Moreover, the international activities of the Company could be subject to antitrust laws of foreign nations or organizations such as the European Union.

Because of the complexity of antitrust laws, it is imperative that senior management be notified so that legal advice can be sought on questions regarding this important subject.

XIV.        Environmental Laws and Regulations

Kaiser is committed to protecting the environment and complying with all applicable federal, state, and local environmental laws and regulations.  These laws and regulations contain provisions that control air, water, ground, and noise pollution.  Failure to comply, even inadvertently, can result in the imposition of civil and criminal penalties.  In addition, all employees, officers and directors have a duty not only to obey these laws, but also to use good judgment with regard to environmental issues related to all Company products, processes, buildings, and other properties.  You should take appropriate actions to minimize and, wherever possible, discontinue the use, generation, and disposal of hazardous materials in all operations, and actively pursue recycling and other environmentally friendly waste management practices.

XV.         Personal Conflicts of Interest

A conflict of interest occurs when an individual’s private interest interferes in any way with the interests of the Company as a whole.  All employees, officers or directors have a duty to avoid financial, business, or other relationships that are, or may appear to be, at odds with the interests of the Company or that might conflict with the performance of their assigned duties.  You should conduct yourself in a manner that avoids even the appearance of a conflict between your personal interests and those of the Company.

A conflict of interest may arise in any number of ways.  Examples include the following:

•               Employment by a competitor, regardless of the nature of the employment.

•               Acceptance of gifts, payments, or services from those seeking to do business with the Company.

•               Placement of business with a firm owned or controlled by a Kaiser employee or a family member of an employee.

•               Ownership of, or substantial interest in, a company which is a customer, competitor, or a supplier of the Company.

•               Acting as a consultant to a current or prospective Company customer or supplier.

Apparent conflicts of interest can arise easily.  Seek guidance.  If you feel that you may be placed in a situation of personal conflict, actual or potential, you should seek guidance from your supervisor, the Chief Executive Officer or counsel.

XVI.        Political Contributions and Activities

Except as expressly authorized by applicable law, no Company funds or assets, including work time of any employee or officer, may be donated, contributed, expended, loaned, or otherwise made available directly or indirectly to any political party, any political committee, or any candidate committee or candidate for federal, state, or local office.  No funds or assets of the Company may be used for or contributed to any foreign political party, candidate, or committee.

Thus, by way of example only, employees cannot, during their normal work hours, perform volunteer activities on behalf of a candidate and at the same time receive compensation for their work at the Company.  However, as noted below, employees, officers or directors can perform volunteer activities during non-work hours and on non-Company property.  Also, Company employees, officers or directors cannot use Company facilities (e.g., stationery, telephone, computers, mailing lists) or personnel in connection with any campaign for elective office.  This means that an officer or any other employee cannot, for example, conduct fundraising activities from his or her Company office.

Kaiser strongly encourages its employees, officers or directors to become involved in civic affairs and to participate in political activities.  You must recognize, however, that your involvement and participation must be on an individual basis, on your own time, and at your own expense.  Further, if you speak on public issues, it must be made clear that the comments or statements are those of yours as an individual and not those of the Company.

XVII.      Doing Business Overseas

A.            Foreign Corrupt Practices Act Compliance

Kaiser employees, officers or directors are expected to adhere to the requirements of the Foreign Corrupt Practices Act.  No employee, officer or director (or consultant or representative engaged by the Company) shall offer, pay, give, promise, or authorize the payment or gift of any money or thing of value to any foreign government official, candidate for foreign public office, official of an international organization, or foreign political party for purposes of influencing any act or decision or inducing any act or omission by such individual, organization, or party in order to assist the Company in obtaining or retaining business or intended to secure an improper advantage.

It is recognized that, in some parts of the world, it may be customary or even necessary for corporations to make “facilitating” payments to lower level foreign government officials whose duties are clerical or ministerial in nature in order to move or expedite a routine matter toward an eventual legal act or decision not involving discretion.  Such facilitating payments may be made only with the prior express advance written approval of the Chief Executive Officer of the Company.

B.            Export Control

It is the policy of Kaiser to comply with all applicable U.S. and foreign laws and regulations pertaining to the export of products and technology on or on behalf of the Company.  U.S. export control law requires Kaiser to:

(1)           review whether a proposed export is subject to the International Traffic in Arms Regulation (ITAR) or the Export Administration Regulations (EAR);

(2)           determine the specific export licensing controls applicable to a proposed export;

(3)           review probable end users and potential end users against lists of prohibited parties issued by the Departments of State, Commerce, and Treasury as appropriate; and

(4)           consider prohibitions of any relevant embargo regulations administered by the Office of Foreign Assets Control.

These four criteria provide the basis for determining whether a proposed export requires the prior review and approval of the U.S. Government.  All Company personnel are responsible for ensuring compliance with export control laws and for seeking guidance from counsel.

The definition of an “export” is extremely broad.  Exports include actual shipment abroad of items in the U.S. as provision of knowledge to foreign persons in the United States or abroad and U.S. citizens in foreign countries.  Exportable items and knowledge may include, for example:

•   products

•   commodities

•   hardware

•   software

•   technical data/knowledge

•   technical services

•   models and prototypes

•   test and repair equipment

•   computer data files

•   photographs and performance data

Under the law, a “foreign person” includes:  (1) someone who is not a U.S. citizen or a permanent resident alien; (2) a foreign entity (e.g., corporation, association, partnership, trust, etc.); (3) international organizations; and (4) foreign governments.

An export can occur either overseas or in the United States.  Examples include:

•              sending or taking any controlled defense article or dual use article outside the United States or transferring a defense article to a foreign embassy, agency, or subdivision within the U.S.;

•              disclosing (including orally or visually) or transferring technical data to a foreign person within the U.S. or abroad;

•              performing a defense service on behalf of or for the benefit of a foreign person in the U.S. or abroad;

•              permitting tours of Company facilities attended by foreign persons;

•              publication of technical data, presentations at symposia, conferences or meetings, technical discussions, and even casual conversations; and

•              transferring information over international communications systems such as the internet, facsimile, and during telephone conversations.

The export regulations are complex.  All employees who participate in export activities are required to be familiar with and follow the Company’s policies for complying with the export laws and regulations.  Violations can result in criminal and civil penalties for the Company and individuals involved, as well as the Company’s loss of export privileges.  Any employee involved in a potential export should seek guidance from the Chief Executive Officer or counsel.

C.            U.S. Antiboycott Laws

It is the policy of Kaiser to comply fully with the prohibitions and requirements of the U.S. antiboycott laws – the Export Administration Act (EAA) of 1969 and the Tax Reform Act (TRA) of 1976.  The antiboycott laws are designed to deter U.S. firms from participating in foreign boycotts that the U.S. does not sanction.  The EAA prohibits the Company from furthering, supporting, or participating in any boycott fostered by or imposed by a foreign country against a country friendly to the United States which is not itself the object of any form of embargo by the United States.  The prohibition applies to the Company in its sale, purchase, or transfer of goods or services between the United States and a foreign country, including U.S. exports and imports, financing, freight forwarding and shipping, and certain other transactions that may take place wholly off-shore.  In addition, the antiboycott laws require the Company to make reports of contacts and operations subject to the laws.

All Kaiser employees involved in international business must be alert to any attempt by a foreign customer to include prohibited boycott terms, conditions, or language in any of the Company’s contractual or financial documents.  Employees who ship or receive goods or supplies under an international contract also should be sensitive to any shipping or freight documents that contain prohibited boycott language.  If boycott provisions are detected or suspected, they should be identified immediately to the Chief Executive Officer or counsel.

XVIII.     Government Audits and Investigations

In accordance with laws, regulations, and the terms of our contracts with the Government, Kaiser allows examination and audit of certain Company data.  When such audits occur, Company employees, officers and directors should cooperate fully with Government personnel, so that their work may be completed in the most efficient manner possible.  If, in the course of such an audit, you are requested by Government personnel to provide information or records, you may do so only if authorized by those Company personnel who are responsible for coordinating Kaiser’s response to the audit.  If you are unsure whether the release of the requested information is authorized, do not release it until a determination has been made.

Furthermore, the Company prohibits any employee, director or officer from altering, destroying, mutilating or concealing a record, document, or other object, or attempting to do so, with the intent to impair the object’s integrity or availability for use in an official proceeding or investigation.  Furthermore, the Company prohibits any employee, officer or director from otherwise obstructing, influencing or impeding any official proceeding or any attempts to do so.

XIX.        Document Retention and Record Management

Numerous federal and state statutes require the proper retention of many categories of records and documents that are commonly maintained by companies.  In consideration of those legal requirements and the business needs of the Company, all employees, officers and directors must act ethically and responsibly with respect to the retention of documents.

Any record, in paper or electronic format, that is relevant to a threatened, anticipated or actual internal or external inquiry, investigation, matter or lawsuit may not be altered, destroyed, mutilated, discarded, concealed, falsified, or otherwise made unavailable, once you have been made aware of such threatened, anticipated or actual internal or external inquiry, investigation, matter or lawsuit.

When in doubt regarding the retention of any record, you must not discard or alter the record in question and should seek guidance from your supervisor, the Chief Executive Officer or counsel.

XX.         Securities Law Compliance

Kaiser’s policy is to comply with all applicable securities laws.  To that end, the Company has adopted Policies on Securities Law Compliance and Transactions in Company Securities, which are incorporated herein by reference.

XXI.        Recording Transactions

We have established and maintain a high standard of accuracy and completeness in our financial records.  These records serve as the basis for managing our business, for measuring and fulfilling our obligations to customers, vendors, suppliers, employees, and others, and for our compliance with financial and tax reporting requirements.

In the preparation and maintenance of records, employees, officers and directors must make and keep books, invoices, records and accounts that, in reasonable detail, accurately and fairly reflect the financial transactions of the Company.  These records must comply with generally accepted accounting practices and principles.  Accounting entries must be promptly and accurately recorded and properly documented.  No accounting entry may intentionally distort or disguise the true nature of any transaction.  The Company prohibits the establishment of any undisclosed or unrecorded funds or assets for any purpose.

You must maintain accurate records of transactions, time reports, expense accounts and other Company records.  You are prohibited from making a representation, either in a document or in oral communication, which is other than fully accurate.  The Company has devised, implemented and maintained a system of internal accounting controls that is sufficient to provide reasonable assurances that financial transactions are properly authorized, executed and recorded.  You must comply with this system and report any incident that you believe is in violation of the requirements of this system.

See “Reporting” in Section XXII.B. below for specific information on reporting violations of this Code, as well as issues regarding accounting, internal accounting controls or auditing matters, or any other issue.

XXII.      Kaiser Group Holdings, Inc.’s Ethics Program and Code

A cornerstone of our Company is our commitment to good ethics, and our promise to our customers and vendors to do the right thing — every time.   This Code is intended to make you aware of our expectations and to allow you the opportunity to seek guidance when tough questions arise.

A.            Training

The Company will periodically let employees, officers or directors know through memos, meetings, and more formal training about any issues of importance to the Company’s efforts from time to time, especially when it is a contractor with the U.S. Government.

B.            Reporting

Any employee, director or officer of the Company having any information or knowledge regarding the existence of any violation or suspected violation of this Code has a duty to report the violation or suspected violation.  Failure to report suspected or actual violations is itself a violation of this Code and may subject you to disciplinary action, up to and including termination of employment or legal action.  The Company will endeavor to keep reports confidential to the fullest extent practicable under the circumstances or you may make such report anonymously.

You are encouraged to submit any concerns, complaints or reports about actual or suspected violations of this Code, accounting, internal accounting controls or auditing matters, harassment, discrimination, or any other issue to James J. Maiwurm of Squire, Sanders & Dempsey L.L.P. at 703-720-7890 (feel free to call collect), or jmaiwurm@ssd.com.  Mr. Maiwurm is presently a director of, and counsel to, the Company.

In no event will any action be taken against you for making a complaint or reporting, in good faith, suspected or actual violations of this Code.  You may not be reprimanded, discharged, demoted, suspended, threatened, harassed or in any manner discriminated against for, or because of, the reporting of the suspended or action violations of the Code. Furthermore, you will not lose your job for refusing an order you reasonably believe would violate the provisions of this Code, and any retaliation against you is prohibited.

It is important that everyone at the Company know and follow the rules.  There should never be a double standard.  This will undermine the confidence of you and others in the Company.  It affects morale.  It is just wrong to let some people get away with doing the wrong thing.

If you see something that bothers you, tell someone.  Talk to the Company’s Chief Executive Officer or counsel.

C.            Discipline

If you’re doing the right thing, it isn’t fair that others who break the rules get away with it.  Kaiser will discipline employees who violate the Code and other Company policies.

Disciplinary action is taken:

•              against employees who authorize or participate directly in actions that are a violation of this Code;

•              against any employee who may have deliberately failed to report a violation or deliberately withheld relevant and material information concerning a violation of this Code;

•              against the violator’s managerial superiors, to the extent that the circumstances of the violation reflect inadequate supervision or a supervisor’s lack of diligence; and

•              against any supervisor who retaliates, directly or indirectly, or encourages others to do so, against an employee who reports a violation of this Code.

D.            A Personal Commitment

We want to be a Company with whom others want to do business.  We need the personal commitment of each and every one of you to maintain our Company’s reputation as an ethical and responsible corporation.  We each have a key role to play.

Supervisors must make employees aware of both the Company’s commitment to ethical business practices and each individual’s obligation to show good judgment and values.  And you, the employees, are expected to follow their lead.  Our employees, officers and directors are the most important element in maintaining and enforcing this Code and our commitment to ethical practices.

Always remember that you are the Company.  Any suggestions on how we can improve our company are welcome.

XXIII.     Amendment, Modification, Waiver and Provisions of the Code

We reserve the right to amend, modify, waive or terminate these rules and policies at any time for any reason.

We will disclose any waivers of this Code made to executive officers or directors of the Company, subject to the provisions of the Securities Exchange Act of 1934, as amended, and the rules thereunder, and other applicable securities laws and regulations.  Waivers of this Code can only be granted by the Board of Directors.